Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-259888

Final Term Sheet

PRICING TERM SHEET

August 9, 2022

M&T Bank Corporation

$500,000,000 4.553% Fixed Rate/Floating Rate Senior Notes due 2028 (“Notes”)

Issuer:	M&T Bank Corporation

Issuer Ratings*:	A3 / BBB+ / A / A (high) (Outlook: Stable / Stable / Negative / Stable) (Moody’s / S&P / Fitch / DBRS)

Offering Format:	SEC Registered

Trade Date:	August 9, 2022

Settlement Date:

August 16, 2022

We expect to deliver the Notes against payment for the Notes on the fifth business day following the Trade Date (“T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes more than two business days prior to the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

Title:	4.553% Fixed Rate/Floating Rate Senior Notes due 2028

Principal Amount:	$500,000,000

Maturity Date:	August 16, 2028

Fixed Rate Period:	From and including August 16, 2022 to, but excluding, August 16, 2027

Floating Rate Period:	From and including August 16, 2027 to, but excluding, the Maturity Date

Fixed Rate Interest Rate:	4.553%

Floating Rate Interest Rate	Compounded SOFR, determined as set forth under “Description of the Notes—Principal Amount; Maturity and Interest—Floating Rate Period” in the Preliminary Prospectus Supplement plus 1.780%.

Price to Public:	100.000%

Yield:	4.553%

Fixed Rate Spread to Benchmark Treasury:	+ 158 bps

Fixed Rate Benchmark Treasury:	2.750% UST due July 31, 2027

Fixed Rate Benchmark Treasury Price / Yield:	98-31 1⁄4 / 2.973%

Fixed Rate Interest Payment Dates:	During the Fixed Rate Period, semi-annually in arrears on each February 16 and August 16, commencing February 16, 2023

Floating Rate Interest Payment Dates:	During the Floating Rate Period, interest will be payable quarterly in arrears on November 16, February 16, May 16 and the Maturity Date, commencing on November 16, 2027

Minimum Floating Interest Rate:	During the Floating Rate Period, zero

Interest Period:

Each period commencing from and including the date the Notes are issued or from and including the most recent Interest Payment Date (whether or not such interest payment date was a Business Day) for which interest has been paid or provided for with respect to the Notes to, but excluding, the next Interest Payment Date, redemption date or the maturity date, as the case may be.

Each of a Fixed Rate Interest Payment Date and a Floating Rate Interest Payment Date is an “Interest Payment Date.”

Observation Period:	During the Floating Rate Period, in respect of each Interest Period, the period from, and including, the date two U.S. Government Securities Business Days preceding the first date in such Interest Period to, but excluding, the date two U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period (or in the final Interest Period, preceding the maturity date or, in the case of the redemption of the Notes, preceding the applicable redemption date)

Interest Payment Determination Date:	During the Floating Rate Period, the date two U.S. Government Securities Business Days before the applicable Interest Payment Date (or in the final Interest Period, preceding the maturity date or, in the case of the redemption of the Notes, preceding the applicable redemption date, as the case may be)

U.S. Government Securities Business Day:	Any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities

Day Count:	30 / 360 during the Fixed Rate Period ACT / 360 during the Floating Rate Period

Day Count Convention:	During the Fixed Rate Period, following business day, unadjusted. During the Floating Rate Period, modified following business day

CUSIP / ISIN:	55261F AQ7 / US55261FAQ72

Underwriters’ Discount	0.150%

Proceeds to Issuer (before expenses)	$499,250,000

Denominations	$2,000 x $1,000

Optional Redemption:	The Notes are not subject to repayment at the option of the holders prior to the Maturity Date. The Notes are redeemable by the Issuer, solely at its option, (i) at any time on or after February 12, 2023 (180 days following the issue date) and before August 16, 2027, in whole or in part, at a make-whole redemption price based on the treasury rate plus 25 basis points, plus accrued interest thereon to, but excluding, the redemption date and (ii) on August 16, 2027, in whole but not in part, or on or after July 17, 2028 (30 days prior to the Maturity Date), in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date, in each case in accordance with the redemption provisions described below under the caption “Description of the Notes—Optional Redemption” of the Preliminary Prospective Supplement. The Issuer will give notice to the holders of the Notes at least 10 days and not more than 60 days prior to the date fixed for redemption in the manner described under “Description of the Notes—Optional Redemption” in the Preliminary Prospective Supplement.

Joint Book-Running Managers:	RBC Capital Markets, LLC Barclays Capital Inc. M&T Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: RBC Capital Markets, LLC, Attention: DCM Transaction Management, 200 Vesey Street, 8th Floor, New York, NY 10281, or by calling toll-free at (866) 375-6829 or emailing rbcnyfixedincomeprospectus@rbccm.com or Barclays Capital Inc. by calling toll-free at (888) 603-5847.

This pricing term sheet supplements the preliminary prospectus supplement issued by M&T Bank Corporation on August 9, 2022 relating to the accompanying prospectus dated September 18, 2015.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.